03015026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CM

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52921

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fulcrum Global Partners LLC

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH. D.C. 181

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Goldman 1-212-803-9094
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue New York 10017

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PB 3/19

This report contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Members' Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath of Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

OATH OR AFFIRMATION

I, Michael C. Petrycki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fulcrum Global Partners LLC as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

HARRY NEEDLEMAN
Notary Public, State of New York
No. 024622502
Qualified in Westchester County
Commission Expires March 30, 2005

Michael C. Petrycki
Chief Executive Officer

Notary Public

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members of
Fulcrum Global Partners LLC:

We have audited the accompanying statement of financial condition of Fulcrum Global Partners LLC as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fulcrum Global Partners LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2003

KPMG

FULCRUM GLOBAL PARTNERS LLC

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members of
Fulcrum Global Partners LLC:

We have audited the accompanying statement of financial condition of Fulcrum Global Partners LLC as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fulcrum Global Partners LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 28, 2003

FULCRUM GLOBAL PARTNERS LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	280,556
Securities owned, at market value		242,434
Receivable from clearing organization and other		10,433,718
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization		3,097,598
Other assets		492,428
Total assets	$	14,546,734

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	902,267
Consulting fees payable		4,061,228
Payable to former members		479,871
Accounts payable and accrued expenses		799,774
Total liabilities		6,243,140
Members' equity		8,303,594
Total liabilities and members' equity	$	14,546,734

See accompanying notes to statement of financial condition.

FULCRUM GLOBAL PARTNERS LLC

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization

Fulcrum Global Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company commenced operations on April 16, 2001. The Company acts as an executing broker or principal in the purchase and sale of U.S. listed equity securities and, as agent only, in the purchase and sale of United States Treasury issued securities. The Company maintains a fully disclosed clearing agreement with a major clearing organization. The Company also supplies proprietary market, industry and company research and data and operates as a market maker in the over-the-counter equity securities market. The Company does not engage in certain traditional investment banking activities.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

Securities Transactions

Securities transactions of the Company are recorded on a trade-date basis.

Cash and cash equivalents

Cash and cash equivalents include non-restricted cash held at the clearing organization.

Furniture, equipment and leasehold improvements

Furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the related improvement or the term of the lease.

Stock Compensation

The Company's Phantom Unit Plan is accounted for in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* which establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. Compensation cost is recognized over the vesting period in employee compensation, related benefits and consulting fees. The estimated portion of the award expected to be settled in member units is accrued in members' equity. The remaining portion is recorded in accrued expenses for the estimated withholding tax obligation expected to be paid by the Company on behalf of the recipient.

(3) Consulting Fees

The Company is a party to a nonexclusive consulting agreement with a service provider to have substantially all its personnel needs provided for. The amount included in consulting fees payable represents the accrued but unpaid amount relating to this consulting agreement.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value and consist of listed securities, including certain over-the-counter securities in which the Company makes markets.

(5) Receivable from Clearing Organization

Amounts receivable from clearing organization at December 31, 2002 includes $296,782 of commissions receivable on unsettled transactions.

(6) Commitments and Contingencies

The Company has direct obligations under several operating leases for office space, expiring at various dates through 2010, whereby the Company is committed to pay minimum future rentals as follows:

		Minimum future rentals
Fiscal year ending December 31:		
2003	$	1,432,803
2004		1,384,295
2005		1,127,530
2006		1,079,107
2007		1,005,284
2008 and thereafter		2,821,788
	$	8,850,807

The Company is a defendant in certain legal actions arising out of its business activities. Although the ultimate outcome of litigations involving the Company cannot be predicted with certainty, after reviewing these actions with its counsel, management believes it has meritorious defenses to all such actions and believes the outcome of such litigations would not have a material adverse effect on the Company's financial position.

(7) Line of Credit

The Company maintains a $3,000,000 Junior Subordinated Revolving Credit Agreement ("Credit Agreement") with a major financial institution that expires on December 31, 2003. The Credit Agreement allows the Company to enter into separate promissory notes from time to time for a period of one year from the promissory note date. The aggregate principal amounts of the promissory notes cannot exceed $3,000,000. No amounts were outstanding as of December 31, 2002.

(8) Members' Equity

The Company's profits and losses are allocated among the active members based on their relative ownership percentages. All distributions from the Company are at the sole discretion of the managing member and subject to certain regulatory requirements.

(9) Phantom Unit Plan

In July 2002, the Company initiated a Phantom Unit Plan (the "Plan"), a form of stock-based compensation whereby certain individuals were granted phantom units. The phantom units vest one-third after every twelve-months over a three-year period. After each twelve-month period, and after certain conditions are met, the phantom units will be converted to member units. The member units are governed by the Fulcrum LLC Operating Agreement.

Phantom units with a fair value of $1,985,000 were granted during 2002 with a weighted-average grant-date value of $49.40 per unit. The estimated fair value of the phantom units at the date of grant is based on management's best estimate of the fair value of the member units at such grant date, based on various assumptions of projected revenues, estimated forfeitures and market multiple factors.

A total of $311,099 was allocated between members' equity and accrued expenses as of December 31, 2002. The estimated portion of the award expected to be settled in member units is accrued in members' equity. The remaining portion is recorded in accrued expenses for the estimated withholding tax obligation expected to be paid by the Company on behalf of the recipient.

(10) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .75 to 1. The Company's net capital was $7,094,873, which was $6,569,873 in excess of its required net capital of $525,000.

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(11) Income Taxes

The Company is a limited liability company for federal, state and local income tax purposes and, accordingly, for the year ended December 31, 2002 was not subject to federal or state income taxes. The Company is subject to the New York City unincorporated business tax ("UBT") although no tax was due for the year ended December 31, 2002. The members of the Company will be subject to tax on their respective share of the Company's income.

(12) Fair Value of Financial Instruments

SFAS No. 107, "*Disclosure about Fair Value of Financial Instruments*", requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(13) Counterparty Credit Risk and Market Risk

As an institutional broker and dealer, the Company is primarily engaged in securities trading and brokerage activities with institutional investors including other brokers and dealers, hedge funds and money managers. As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts in which case the Company may be required to purchase or sell the underlying securities at prevailing market prices. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this $902,267 obligation at the market value of the related securities in the statement of financial condition at December 31, 2002. The Company will incur a trading loss on these securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2002. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Members of
Fulcrum Global Partners LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Fulcrum Global Partners LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2003